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                           May 1, 2023

       Michael Kurlander
       Chief Financial Officer
       Pagaya Technologies Ltd.
       Azrieli Sarona Bldg, 54th Floor
       121 Derech Menachem Begin
       Tel-Aviv 6701203, Israel

                                                        Re: Pagaya Technologies
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 20,
2023
                                                            File No. 333-271343

       Dear Michael Kurlander:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance